

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

<u>Via E-Mail</u>
Adam W. Miller
Chief Financial Officer
Knight Transportation, Inc.
5601 West Buckeye Road
Phoenix, Arizona 85043

      Re: **Knight Transportation, Inc.**
                 Form 10-K for the Year Ended December 31, 2012
                 Filed March 1, 2013
                 Form 10-Q for the Quarter Ended June 30, 2013
                 Filed August 6, 2013
                 File No. 001-32396

Dear Mr. Miller:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Linda Cvrkel

                       Linda Cvrkel
                       Branch Chief